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Arizona Star Resource Corp.

ANNUAL

INFORMATION

FORM

For The Year Ended April 30, 2006

DATED SEPTEMBER 6, 2006

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TABLE OF CONTENTS

PAGE
Preliminary Notes	i
Glossary of Terms	iii
Corporate Structure	- 1 -
General Development of the Business	- 2 -
Description of the Company's Main Property	- 6 -
Risk Factors	- 21 -
Dividends	- 25 -
General Description of Capital Structure	- 25 -
Market for Securities	- 25 -
Directors and Officers	- 26 -
Interest of Management and Others in Material Transactions	- 29 -
Transfer Agents and Registrars	- 29 -
Interests of Experts	- 30 -
Additional Information	- 30 -

For details regarding Risks and Uncertainties, please refer to page i.

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form is presented as of April 30, 2006 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated. The Company’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this Annual Information Form, a combination of Imperial and metric measures are used with respect to the Company's mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

Forward-Looking Statements

Caution on Forward-looking Information

This Annual Information Form includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Certain of the statements made and information contained in this Annual Information Form and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company's plans at its Aldebaran/Cerro Casale Project, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of a feasibility study, political risks involving operations in Chile and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties, including those described under Risks Factors in this Annual Information Form as well as in the Management's Discussion and Analysis incorporated by reference into this Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this report include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, and the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company's properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's disclosure filed with the securities regulatory authorities. Readers are advised not to place undue reliance on forward-looking statements.

The terms “mineral reserve”, "mineral resource", “measured mineral reserve”, "measured mineral resource", “indicated mineral reserve”, "indicated mineral resource", “inferred mineral reserve” and "inferred mineral resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

"AMEX"	American Stock Exchange
"Au"	Gold
"Arizona Star" or the "Company"	Arizona Star Resource Corp., and where the context dictates any or all of its direct and indirect subsidiaries
“Bema”	Bema Gold Corporation, and where the context dictates, any or all of its direct and indirect subsidiaries
"Cdn"	Canadian dollar
"Chilean IVA"	A 19% sales tax on all goods and services in Chile, called IVA (Impuesto al Valor Agregado)
"Common Shares"	The common shares without par value in the capital of the Company, as such capital is presently constituted
"Cu"	Copper
"cut-off grade"

Deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral resource or reserve calculations and below which the material is considered waste. May be either an external cut-off grade (which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation), or an internal cut-off grade (which refers to the minimum grade required for blocks of mineralization present within the confines of a deposit to be included in resource or reserve estimates)

"deposit"

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical, and economic factors have been resolved

"dore"	An unrefined bar of bullion containing an alloy of gold, silver and impurities
"forward sales contract"	A contract obligating one party to buy and another other party to sell a financial instrument, equity, commodity or currency at a specific future date
"g/tonne" or "g/t"	Grams per metric tonne
"gold equivalent"	Silver converted to equivalent ounces of gold using a conversion ratio that is dependent on gold and silver prices and recoveries
"ha"	Hectares
"heap leaching"

Method of gold extraction in which mineralized material is heaped on an impermeable pad and diluted sodium cyanide solution is applied to the material. The gold is dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold is precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder

"indicated mineral resource"

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"inferred mineral resource"

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“L/s”	Litres per second
"LIBOR"	London Inter Bank Offered Rate
"Ml"	Megalitres
"m"	Metre
"mts"	Million tonnes
"Mt/a"	Million tonnes per annum
"measured mineral resource"

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mineral reserve"

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

"mineral resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable

"mineralization"	A natural aggregate of one or more metallic minerals
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated
"oz/ton"	Troy ounces per short ton
"ozt"	Troy ounces
"porphyritic"	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals
"porphyry deposit"	A disseminated and stockworked, veined mineral deposit closely associated with felsic intrusives
"preliminary feasibility study"

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical engineering, legal, operating and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

"probable mineral reserve"

The economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven mineral reserve"

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Qualified Person"

An individual who, in accordance with National Instrument 43-101:

(a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)

has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a recognized professional association; and

(c)

is in good standing with a professional association and; in the case of foreign association, has the corresponding designation

"QA/QC"	Quality Assurance/Quality Control - methods of assuring that assaying and geochemical analysis is done accurately and with precision
"RoM"	Run of mine
"stripping ratio"	The ratio of waste material to ore that is experienced in open pit mining an orebody
"t/d"	Tonnes per day
"tpm"	Tonnes per month
"TSX-V"	TSX Venture Exchange
"US$"	United States dollar

ARIZONA STAR RESOURCE CORP.

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Incorporation of the Company

Arizona Star Resource Corp. (the "Company" or "Arizona Star") was incorporated under the Company Act (British Columbia) on February 3, 1986. On August 15, 1990, the Articles of the Company were substituted for the existing Articles, which were then amended on September 13, 1995.

On March 29, 2004, the British Columbia legislature enacted a new Business Corporations Act (British Columbia) (the "new Act") and repealed the Company Act (British Columbia) (the "former Act"). Each British Columbia company was required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the new Act. The Company filed its transition application on September 15, 2004 and, pursuant to a Special Resolution passed by the shareholders at an Annual and Extraordinary General Meeting of the Shareholders held on January 24, 2006, the Company removed the application of the "Pre-Existing Company Provisions", as provided for in the new Act, altered the Notice of Articles of the Company accordingly, deleted the current Articles of the Company in their entirety, and adopted a new form of Articles for the Company to reflect the new Act.

The registered office of the Company is located at 15th Floor, Suite 1500, The Grosvenor Building, 1040 Georgia Street, Vancouver, British Columbia V6E 4H8 and its head office is located at 220 Bay Street, Suite 1405, Toronto, Ontario M5J 2W4. The Company also has offices in Hamilton, Bermuda and Santiago, Chile.

The Company’s Common Shares are currently listed for trading on the TSX Venture Exchange (the "Exchange") under the symbol "AZS" and on the American Stock Exchange (the "AMEX") under the symbol "AZS".

Intercorporate Relationships

As at the date of this Annual Information Form, the Company presently carries on its material business operations in large part through the following principal subsidiaries:

Name	Jurisdiction	% Owned Directly or Indirectly by Arizona Star
Arizona Star (Bermuda) Ltd.	Bermuda	100%
Compañía Minera Casale	Chile	51%(1)
Estrella de Oro Limitada	Chile	100%
Imperial Gold Corporation	Nevada	100%

(1)

49% held by BGO (Bermuda) Ltd.

1

The following diagram illustrates the current inter-corporate relationship between the Company and its material subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a Canadian mining company engaged in the acquisition, exploration, and development of precious metal properties. The Company's principal asset is a 51% interest in the Aldebaran Property in Chile which includes the large development stage Cerro Casale gold-copper deposit. The following is a discussion of the general development of the Company's business, particularly over the last 3 years, and the major events or conditions that have influenced that development.

The Aldebaran Property is currently owned by Compañía Minera Casale ("CMC"), which in turn is owned 51% by the Company and 49% by Bema,, and subject to the Shareholders’ Agreement described below.

The description of the Aldebaran Property contained in this Annual Information Form, including, but not limited to, the description of feasibility studies and technical reports, estimates of resources and reserves, and other estimates and projections relating to the Aldebaran Property, supersedes all prior statements made by the Company with respect thereto.

Acquisition of Aldebaran Property

Arizona Star had originally earned a 51% interest in the principal portion of the Aldebaran Property in September 1994, by incurring an aggregate of $4,000,000 in exploration expenditures and paying $2,000,000 to Minera Anglo American Child Limitada ("MAAC").

Bema subsequently acquired a 49% interest in the principal portion of the Aldebaran Property from MAAC for total consideration of $4,000,000 and a sliding scale net smelter return royalty payable on Bema’s share of production, which royalty obligation commences at a level of 1% at $425 per ounce gold, and increases if gold prices go higher, subject to a maximum royalty amount payable of $3,000,000.

On a portion of the Aldebaran Property that was separately, and subsequently, acquired by Arizona Star from MAAC, known as the Yeguas Heladas claims, Bema also acquired a 49% interest by reimbursing Arizona Star for $150,000 of acquisition costs and subsequently paying 49% of the remaining $2,500,000 of acquisition costs to MAAC.

 Arizona Star and Bema enter into Arrangement with Placer Dome

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. ("Placer Dome") allowing Placer Dome to acquire a 51% interest in the Aldebaran Property, which hosts the Cerro Casale deposit (one of the world’s largest undeveloped gold and copper projects), and an adjacent property in northern Chile.  If the project was financeable under the terms of the January 1998 Shareholders’ Agreement as restated June 5, 2003 and subsequently amended (the "Shareholders’ Agreement"), then Placer Dome would have had the following obligations to complete in order to retain its 51% interest:

•

arrange up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners (any capital requirements in excess of $1.3 billion are to be funded pro rata by the partners);

•

arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to $1.1 billion in respect of the project for an annual fee of 0.5 per cent of the amount of the senior project financing outstanding;

•

arrange or provided subordinated debt to the extent that the senior project financing is less than $1.1 billion; and

•

commence construction of the mine.

On September 28, 2004 and November 2, 2004, Arizona Star, Placer Dome and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale Project. These amendments provided for, among other things, the following: i) elimination of Placer Dome’s management fee; ii) clarification of the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities; and, iii) Placer Dome’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable for Placer Dome to provide such support. Placer Dome received an increase in its net smelter royalty from production of the Cerro Casale Project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004 amendments noted above, Placer Dome issued a Certificate "B" under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale Project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer Dome was required, for a period of 15 months (ending December 28, 2005), to use its reasonable commercial efforts to arrange financing for the Cerro Casale Project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement.

If Placer Dome, acting reasonably and in good faith, determined that the project was not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer Dome could issue a Certificate "A" and its interest in the project would remain intact, with the obligation under the Shareholders’ Agreement to arrange financing as described in the paragraph immediately above suspended. Alternatively, it could issue a Certificate "D" and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema. In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale Project, and Arizona Star would control the Board of Directors of CMC.

Arizona Star Issued Notice of Default to Placer Dome And Sought Return
of Placer Dome’s Interest in the Cerro Casale Project

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate "A" to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion and believed that the Cerro Casale Project was financeable in the metal price environment at that time, under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star in cooperation with Bema notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer Dome had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer Dome’s interest in the Cerro Casale Project returned to them. The Shareholder’s Agreement provided for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and that it disagreed with the allegations contained in the Notice of Default.

In Arizona Star’s view, Placer Dome had failed to perform its obligations under the Shareholders’ Agreement and the Updated Feasibility Study Agreement. In particular, Arizona Star believed that Placer Dome had failed to use its reasonable commercial efforts to arrange financing for the Cerro Casale Project in the amounts and on the terms, which are reasonable and customary for projects of this kind. Arizona Star also believed that Placer Dome had failed to complete an updated feasibility study and had failed to optimize the Cerro Casale Project, as required pursuant to the Shareholders’ Agreement.

Arizona Star, Bema and Placer Dome Reach Agreement in Principle
Regarding the Cerro Casale Project

On October 26, 2005, the Company, Bema, and Place Dome announced that they had reached a nonbinding agreement in principle whereby Placer Dome agreed to sell its interest in CMC to the Company and Bema for contingent payments that are described below.

On October 31, 2005, Barrick Gold Corporation ("Barrick") made an offer to buy all of the outstanding shares of Placer Dome and on January 20, 2006, announced that it had successfully acquired control of Placer Dome.

Acquisition of 51% of Cerro Casale Project

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in CMC.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema.  Arizona Star has therefore acquired a 51% interest in the shares of CMC and Bema has acquired a 49% interest in those shares.

Arizona Star and Bema are jointly obligated to pay Barrick $10 million on the date of making a decision to proceed with construction of a mine at the Aldebaran Property (the "Construction Decision Date").  In addition, Arizona Star and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the "Commercial Production Date") from any such a mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Bema may elect up to the Construction Decision Date to pay $70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Bema the rights and interests acquired by Placer Dome in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer Dome and a royalty interest of 3% of net smelter returns. At closing, Arizona Star paid a total of $1,417,107.42 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer Dome and Barrick, and, together with Bema, assumed the obligation to make the payments described above.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Bema have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Bema to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Aldebaran Property.

Arizona Star and Bema enter into Shareholders’ Agreement

On December 23, 1994, Arizona Star and Bema entered into an agreement (the "Participation Agreement"), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer Dome no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran Property would be transferred back to the Company and Bema, and if the majority of members of the Board of Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph would be indefinitely suspended and entered into a new agreement which provides that notwithstanding their respective shareholdings in CMC they will each have equal representation on the board of directors of CMC and related holding companies. All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties. Pursuant to this agreement Arizona Star and Bema have agreed that Bema will act as general manager of the Aldebaran Property under the instructions of a joint management committee; that Bema will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures.

Unsolicited Take-Over Bid by Bema Gold Corporation

On December 20, 2004, Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star (the "Proposed Offer").

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates. As a result of this process, Fraser Milner Casgrain LLP was retained to provide legal advice in connection with the Proposed Offer. As well, the Special Committee retained National Bank Financial Inc. as its financial advisor in connection with the Proposed Offer and, if appropriate, to assist the Special Committee in reviewing strategic alternatives to maximize shareholder value. The Special Committee also retained First Associates Investments Inc. to provide Arizona Star shareholders with a fairness opinion regarding the Proposed Offer.

The Special Committee had numerous meetings with its advisors to consider alternatives to maximize shareholder value. As part of the process, a data room was set up for potential bidders to review information regarding the Company and in particular the Cerro Casale Project. A number of companies executed confidentiality agreements to review the material in the data room.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer. The Special Committee therefore met with its advisors to negotiate settlement of its obligations under the above contracts, and to make arrangements with its advisors to continue the value maximization process.

New Technical Report

The Company commissioned a project development appraisal in November 2005 for the Cerro Casale Project (the "Project"). The appraisal conducted by Mine and Quarry Engineering Services, Inc. ("Mine and Quarry"), analysed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome and updated by Placer Dome in 2004.

AMEC E&C, Services Inc., ("AMEC") has reviewed the development appraisal prepared by Mine and Quarry and updated the National Instrument 43-101 Technical Report supporting disclosure of the Projects’s resources and reserves previously filed on June 14, 2005. AMEC has verified the principal conclusions of the Mine and Quarry appraisal with some modifications, and these conclusions support the disclosure of revised resources and reserves. This updated National Instrument 43-101 Technical Report (the "AMEC Report") prepared by AMEC and dated August 22, 2006, has been filed and is available for review at www.sedar.com. Larry P. Smith of AMEC is the Qualified Person defined under National Instrument 43-101 for the AMEC Report.

DESCRIPTION OF THE COMPANY’S MAIN PROPERTY

The Company's principal asset is a 51% interest in the Aldebaran Property in Chile, which includes the large development stage Cerro Casale gold-copper deposit.

The technical information in the following sections concerning the Aldebaran Property/Cerro Casale deposit is derived from the AMEC Report.

Property Position, Location and Access

The Aldebaran Property is located at the southern end of the Maricunga Mining District of Chile, approximately 145 kilometres southeast of the city of Copiapo and approximately 30 kilometres south of Bema’s Refugio Mine.

The Aldebaran Property, which includes the Cerro Casale deposit, is comprised of the Horus 1-280, Olimpo 1-293, Marte 1-300, Cachito 1-1,298 and Nevado 1-840 mineral claims and several smaller claims totalling approximately 15,000 hectares.

Access to the Aldebaran Property from Copiapo is via 180 kilometres of road, of which 25 kilometres are paved. This new road, passing close to La Guardia and following the Rio Turbio, eliminates the need to cross any high mountain passes. The maximum elevation of the new road is its termination at the minesite. Maintenance of the lower section of this road is shared with Maricunga, the operating company for the Refugio Mine.

Exploration History

The Aldebaran Property was held by MAAC from 1983 to 1991. MAAC’s work over a number of field seasons identified several target areas on the property but the Cerro Casale deposit was the most obvious bulk mineable gold target on the Aldebaran Property and consequently received the most attention. MAAC’s work on Cerro Casale outlined a northwest-southeast oriented zone of strong quartz stockwork development containing significant gold values together with widespread hydrothermal alteration.

Arizona Star started exploration work in March 1991, and aggregate exploration and development expenditures on the Aldebaran Property, excluding acquisition costs, were approximately $40.6 million to December 31, 1997. Exploration to December 31, 1997 had focused primarily on the Cerro Casale deposit, and although a feasibility study on the initially outlined near surface gold oxide deposit was partially completed in November 1995, finalization of this feasibility study was suspended because of the discovery of a large gold-copper porphyry system below the near surface oxide deposit.

In March 1996, deep drilling in reverse circulation hole 176 intersected a breccia zone which contained 42 metres of 17.7 g/t gold and 1.5% copper. As a result of this hole and several other deep reverse circulation drill holes that bottomed in gold copper sulphide mineralization, Arizona Star and Bema decided to halt work on the near surface oxide deposit and continue with a deep diamond drill program.

Further deep drilling has since outlined a large gold-copper porphyry deposit at Cerro Casale, which contains a substantial tonnage of sulphide mineralization. The Cerro Casale deposit is a gold-copper porphyry sulphide deposit. Gold-copper mineralization is contained within a strong stockwork system hosted by potassicly altered intrusive rocks. The copper has been leached out of the oxide part of the deposit with some copper being reprecipitated at the oxide-sulphide boundary to form a poorly developed enriched blanket. An independent prefeasibility study completed in October 1997 recommended proceeding with a final feasibility study. A final feasibility study on Cerro Casale and exploration work on other areas of the Aldebaran Property were completed in January 2000. An update to the feasibility study was completed in March 2004. The feasibility study and update are summarized below.

Project Description

The Cerro Casale Project is currently envisioned as a conventional open pit, which produces nominally 150,000 t/d from this gold-copper porphyry deposit over a 17-year mine life. Processing facilities include a 75,000 t/d cyanide heap leach facility for oxide ores and a 150,000 t/d semi-autogenous grinding (SAG) mill and flotation concentrator for sulphide and mixed ores. Doré bars will be produced on site from leachate recovered from the heap and flotation cleaner tails leach circuits. Sulphide copper concentrates will be pumped to the port at Punta Padrones near Caldera via a 230 km pipeline, and shipped to smelting and refining facilities. Water for mine, mill and camp facilities will be pumped from well fields 120 km northeast of the project. Total mine life will be 17 years.

Project Location and Climate

The Cerro Casale deposit is located in Region Three of northern Chile. The city of Copiapo is 145 km to the northwest. The approximate geographic coordinates of the site are 27° 47' S and 69º 17' W. The international border separating Chile and Argentina is approximately 20 km to the east. The deposit is located in an area of major relief, with local variations in topography ranging from 3700 to 5800 m in elevation.

The climate is typical for the northern Chilean Andes. Precipitation is generally limited to snowfall in April through September and rain is rare. Daytime temperatures in summer months get up to 23°C, with night-time lows of 5°C. Daytime temperature in winter is around freezing, with night-time temperatures dropping to -15°C.

Vegetation is sparse and generally restricted to small plants, mostly along streambeds and river courses.

Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

The terrain surrounding the Cerro Casale deposit is adequate for construction of administration, camp, and mine facilities, as well as mill, concentrator, tailings and waste rock disposal facilities.

The project is approximately 180 km by road from Copiapo. The initial 25 km is paved highway leading south from Copiapo. After this, a 155 km gravel road winds its way through the Andes Mountains to site. Total driving time from Copiapo to site is about 3 hours.

Copiapo is served by a national airport with daily flights from Santiago. The city has most major services and utilities and serves as a regional centre for this part of Chile. The population of Copiapo is approximately 120,000 inhabitants.

Mineral Rights and Water Rights

CMC owns 30 claim groups containing 4,105 patented mining claims and totalling 19,955 hectares. Some of these claims partially overlap each other, reducing the actual ground covered by all patented mining claims to an area of 19,520 ha. All mineral rights are protected according to Chilean law, by payment of a mining patent.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale. Piedra Pomez and Pedernales are located 121 km and 210 km, respectively, north of Cerro Casale.

CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 L/s. This area is expected to be the principal source of water for the Cerro Casale Project.

There are no existing impediments to obtaining easements for rights of way for access roads, water pipelines or concentrate pipelines.

Minera Anglo American Chile Limitada and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit. The royalty is capped at $3.0 million and varies from 1.0% to 3.0% Net Smelter Return based on the gold price ($425 to $600/oz, respectively). The royalty is Bema’s responsibility.

Permitting and Environmental Studies

Ongoing Environmental Studies and Environmental Impact Study Approval

On-going environmental studies for the Cerro Casale Project were initiated by CMC in 1998. The scope of these studies includes baseline assessments of the main environmental components comprised of physical (surface and groundwater quality, hydrology, hydrogeology, soil, air, meteorology, etc.), biological (vegetation and fauna), cultural (archaeological), and human resources. Engineering assessments, impact evaluations, and development of environmental management plans also form part of environmental studies developed for the project. The study area covered the location of all project components including the proposed water supply well field located in the Piedra Pomez sector, the water pipeline from Piedra Pomez to Cerro Casale, mine site components (open pit, waste rock dump, tailings impoundment, support infrastructure and camp) in the Cerro Casale sector, the concentrate pipeline from Cerro Casale to the proposed port site at Punta Padrones and the proposed port site itself.

These studies led to the preparation of the Environmental Impact Study ("EIS") presented to the Government of Chile’s responsible authority, COREMA, on 12 March 2001. Following a documented review process, approval for this EIS was granted on 1 February 2002. Through this approval the project secured an important environmental authorization.

Based on AMEC’s review of the Cerro Casale Project, five items have been identified as potential environmental exposures that will require more study as the Cerro Casale Project advances. These include:

1.

Environmental Approval of Power Supply Infrastructure. The future supplier of electrical power will need to obtain environmental permits for construction of power lines. It is reasonable to expect that administrative approval of power supply infrastructure will be granted.

2.

Environmental Approval of Port Facilities. Compañía Minera Candelaria will need to obtain permits for Compañía Minera Aldebaran ("CMA") to build additional port facilities for concentrate shipping. It is reasonable to expect that CMC will negotiate terms for use of the port and that the necessary permits for construction of CMA facilities will be granted by the Chilean government.

3.

Acid Rock Drainage ("ARD") potential. There is still uncertainty whether mine wastes will produce ARD. The potential for elevated concentrations of base metals such as copper and zinc is yet to be determined. ARD assessment work to date has shown that most of the sulphur occurs as sulphate minerals which readily dissolve in water, and could potentially result in drainage waters that carry over 1,000 mg/L of sulphate. Preliminary models of waste rock water infiltration, however, show that there will be no net infiltration in periods with average annual precipitation and low (infiltration in years with higher than average precipitation. ARD potential deserves additional study.

4.

Impacts on surrounding water systems from water take operations conducted in the Piedra Pomez well field. Permits for use of ground water in the Piedra Pomez basin have been granted by the Dirección General de Aguas ("DGA"). Groundwater exploration programs carried out by Placer Dome contractors have identified the Piedra Pomez basin as an endorreic system, or closed topographic and hydromorphic basin, based on geochemical studies. The geology of the basin is such that the basin may not be closed geohydrologically. Additional work may be warranted to confirm the lack of a hydrological connection with surrounding surface water systems.

5.

Downstream impacts from operation of tailing impoundment and waste rock dump facilities. The tailings impoundment is based on conceptual designs and further study of the potential of seepage from the impoundment should be carried out in the future. The potential downstream impact of ARD should be revisited once more information regarding ARD potential is developed.

Additional Environmental Permits and Approvals

The next step in relation to the environmental process will be to obtain sectorial permits from the various agencies that have authority over environmental resources and construction, operation and closure of project infrastructure.

Geology

The Cerro Casale gold-copper deposit is located in the Aldebarán subdistrict of the Maricunga Volcanic Belt. The Maricunga belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centres that extend for 200 km along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Refugio, Marte, and La Coipa, as well as numerous other smaller mineral prospects. The volcanic rocks overly older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics, exposing porphyry-hosted gold-copper deposits in the Aldebarán area such as Cerro Casale, Eva, Jotabeche, Estrella, and Anfiteatro. Composite volcanic centres are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Extensive hydrothermal alteration consisting of quartz-feldspar veinlet stockworks, biotite-potassium feldspar, quartz-sericite, and chlorite occurs in these intrusive centres. Gold-copper mineralization is principally associated with intense quartz-sulphide stockworks, potassic, and phylliic alteration.

Mineralization and Alteration

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed. Mineralization extends at least 1,450 m vertically and 850 m along strike. The strike of mineralization follows WNW (310°) fault and fracture zones. The main zone of mineralization pinches and swells from 250 m to 700 m along strike and down dip steeply to the southwest. The highest-grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit. Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies. Oxidation generally goes no deeper than 15 m where vertical structures are absent. Oxide is present in linear oxidation zones as deep as 300 m along major fault and fracture zones, or as pendants along the intersection of multiple fault zones.

Drilling Programs

Reverse-circulation ("RC") and core drilling was performed in multiple campaigns since 1989. Anglo American drilled two RC holes in 1989. Arizona Star and Bema drilled a large number of RC and core holes between 1991 and 1997. Placer Dome Latin America drilled additional confirmation, infill, and geotechnical core holes in 1998 and 1999.

A total of 224 RC and 124 core holes totalling 122,747 m support the resource estimate for Cerro Casale. RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. RC holes have a range in depth from 23 to 414 m and a mode or "most frequent" depth of 100 m. The average RC hole depth is 193 m.

Core drilling was used to test mineralization generally below 200 m. Core holes are from 30 m to 1,473 m deep. Drilling tools produced NC (61 mm), HQ (61 mm), NQ (45 mm) and HX (63 mm) cores. Core recovery is poorly documented but appears to have exceeded 95%.

Most RC and core holes were drilled from the south to north inclined at -60 to -70° to intersect the steeply south-dipping stockwork zones at the largest possible angle. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 45 m. Average drill spacing in the core of the deposit in the interval between 3,700 m and 4,000 m is about 75 m. Drill spacing increases with depth as the number holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pit is about 100 m.

Drilling equipment and procedures conform to industry standard practices and have produced information suitable to support resource estimates. Sample recovery, to the extent documented, was acceptable. Sampling of core and RC cuttings was done in accordance with standard industry practices. Collar surveying was of suitable accuracy to ensure reliable location of drill holes relative to the mine grid and other drill holes. Downhole surveys of RC and core holes are not complete and locally downgrade the confidence in the position of individual intercepts of deep mineralization. Holes not surveyed are dominated by RC holes testing oxide mineralization less than 200 m deep.

Logging of RC drill cuttings and core followed procedures suitable for recording lithology, alteration, and mineralization in a porphyry deposit. AMEC found the quality of logging to be generally professional and interpretations of lithology and stockwork veining intensity to honor original logs. Geological data and interpretations are suitable to support resource estimates.

Sample Preparation and Assaying

Sample preparation and assay protocols generally met industry standard practices for gold and copper, although the 150 grams (“g”) split for pulverization in 1991 through 1994 is substandard for gold analyses and resulted in poorer precision compared to subsequent years.

Gold was determined on a one assay-ton aliquot (29.116 g) by fire assay with either a gravimetric or atomic absorption finish. Copper and silver were obtained from a 2 g sample aliquot by atomic absorption after an aqua regia digestion. Assay methods conform to industry standard practices.

Assay Quality Assurance and Quality Control ("QA/QC")

Assay QA/QC protocols were observed throughout all drilling campaigns, with blind standard reference materials ("SRMs"), blanks and duplicates being inserted into the sample series since the inception of CMA's RC drill programs in 1993. Monitor Geochemical Laboratories used internal quality control procedures for assays in 1991 through 1994.

Mineral Resources Development Inc. ("MRDI") in 1994 reviewed QA/QC results in detail for 1991 to 1994 and again in 1997 for core and RC holes drilled in 1995 and 1996. Overall, results indicated that sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20%) results for Au and Cu.

Smee and Associates in 1997 evaluated QA/QC data for RC and core assays of the 1996 and 1997 drilling programs. SRM performance and assays of blanks, duplicate, and checks show acceptable analytical accuracy and precision.

AMEC independently evaluated QA/QC data of the 1998 and 1999 drilling campaigns. Assays of SRMs show suitable accuracy. Assays of pulp duplicates indicate a precision for gold of ±19% and ±6% for copper at the 90th percentile, which is marginally acceptable for gold. Assays of SRMs in 1999 show erratic patterns, but pulp duplicates indicate a preparation and assay precision for gold and copper the same as 1998. Analyses of blanks show contamination of up to 0.1 g/t gold during sample preparation for batches 135 to 234. These are mostly for holes in prospects other than Cerro Casale, but do include assays for Cerro Casale core hole CCD111 and geotechnical holes 99GT003-006. Gold grades above the 0.4 g/t internal cutoff are present in holes 99GT003, 99GT006 and CCD111. Coarse reject material should be reassayed for these holes prior to the next resource estimate update.

AMEC reviewed all previous analyses of QA/QC data by MRDI and Smee and Associates and agrees with their conclusions. With the exception of some remedial work required for holes CCD111 and geotechnical holes 99GT003 and 99GT006 (representing a small percentage of resource blocks), assays are of sufficient accuracy and precision to support resource estimates.

Density

Bulk density values for ore and waste units are based on 877 measurements made on core samples in 1995 and 1996 core drilling campaign by EC Rowe and Associates in 1996 and 1997 by CMA personnel, and in 1998 by Placer Dome. Bulk densities are assigned by a combination of lithology, stockwork intensity, and degree of oxidation. Methods conform to industry standard practices and are suitable for estimates of tonnage.

Data Verification

Geological, geotechnical and analytical information were developed over a period of multiple exploration programs between 1991 and 1999, involving Bema Gold, CMA, MRDI, and Placer Dome staff. Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

In 1997, MRDI audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2%. MRDI in 1997 again audited the database for 1996 and 1997 drilling and found an error rate of 0.294%. AMEC audited all of 1998 and 1999 drilling data from Placer Dome and found no errors for assays and lithology for 1558 entries (4.5%).

The assay and geological databases are suitable to support resource estimates.

AMEC did not independently sample drill core and obtain commercial assays of check samples. This was not considered to be necessary given the extent of historical blind QA/QC undertaken by CMA and Placer Dome and the level of independent auditing of sampling and assaying by MRDI in 1994 through 1997.

Geological Interpretations

AMEC reviewed cross section and plan interpretations of lithology, stockwork intensity, oxidation, and potassic alteration and found these to conform reasonably to original logged information. Some smoothing was practiced to produce outlines suitable to use in resource estimates. Interpretations are reasonable and in concept are consistent with porphyry gold-copper deposits.

Metallurgical Processing

The mineral reserves of the Cerro Casale Project consist of copper and gold mineralization in roughly equal economic quantities. The billion tonne resource includes at least eight major recognized rock types. Average metal grades range from 0.12% to 0.40% copper and from 0.4 grams up to 0.8 grams per tonne of gold. A small zone of high grade mineralization that contains 1.12% copper and 4.1 grams per tonne is also reported. The ores are relatively hard and moderately fine grinds are necessary to achieve adequate liberation of the economic minerals.

The metallurgical evaluation of the ore characteristics by Bema and Placer Dome Technical Services ("PDTS") were conducted over a period of three years (1997 to 1999), culminating with a series of batch flotation and cyanidation tests in late 1999.  The outcome of this program was reported by G&T Metallurgical Services Ltd. of Kamloops (G&T) in January 2000.

In early 2000, PDTS prepared a feasibility study for the Cerro Casale Project, which they later updated in March 2004 and again in mid-2005. Bema has also contributed to this work, in particular the commissioning of several crushing and grinding studies. This work, which includes reviews of flotation test work and gold leaching investigations, is presented in a report by Mine and Quarry Engineering Services ("MQes") in May 2006.

AMEC has reviewed the salient reports and database summaries used to evaluate the metallurgical performance and the economics of the proposed processes. The processes and equipment selections are considered to be appropriately developed and reasonable.

Metallurgical Database

There is a comprehensive feasibility-level database, which supports the technical and economic evaluations completed to date. Metallurgical test work categorizes ore types on the basis of metallurgical characteristics for comminution, optimal grind size, flotation response, cyanidation of tails (for gold), and trace element content. The principal document is the original feasibility study prepared for the project by PDTS.

PDTS interpreted the test information and prepared a design basis for the project including design criteria, conceptual process flowsheets, major equipment selections, and conceptual-level plan and elevation drawings. An equipment-factored capital cost estimate was developed that reflected Placer’s extensive experience in developing both gold and copper mining and processing operations. An operating cost estimate, using PDTS internal cost data, was also prepared.

Metallurgical Recoveries

Metallurgical recovery equations for gold and copper were developed for eight ore types.  There was good agreement between the PDTS recovery models and actual locked cycle test results.  Bema and MQes reviewed the results of the 2005 test work and the trends in grade and recovery from all previous work and calculated recovery targets for the project as 74.7% for gold and 86.4% for copper. These recoveries are considered appropriate for feasibility level economic reviews. Although AMEC considers these adjustments to expected recoveries to be reasonable, confirmation through follow-up test work is recommended.

Scope of Facilities

Metallurgical operations will include the following plant facilities and unit operations:

•

Primary crushing and coarse ore stockpile

•

Two-line SABC (semi-autogenous, ball mill, crusher) grinding circuit

•

Flotation, regrinding, and concentrate cleaning and upgrading circuits

•

Concentrate handling unit processes (thickening, slurry transport, filter plant)

•

Cleaner tailing leaching and carbon-in-pulp ("CIP") gold recovery circuit

•

Gold refinery

•

Cyanide destruction circuit

•

Dump leaching pad and gold recovery plant

The metallurgical plant will include a concentrator, flotation tailings leaching plant, concentrate pipeline, and necessary ancillaries and infrastructure. Concentrator operations will include two lines of semi-autogenous grinding mills, large "tank style" flotation cells, vertical stirred ball mills for regrinding, conventional thickeners for concentrates, and high-rate thickeners for mill tailings. Operations will also include heap leaching of oxide ores and tank leaching of cleaner flotation tailings. Each leaching operation will have a dedicated carbon adsorption and elution plant for gold recovery.

Throughput Capacity

The following general project criteria provide the base case for the Cerro Casale Project metallurgical plant operations:

•

Run-of-Mine Crushing Rate, Operating

8,900 t/h

•

Coarse Ore Stockpile Capacity, Live Storage

35,000 t

•

Grinding Rate, Nominal Daily Average

50,000 t/d

•

Grinding Rate, Operating

62,500 t/d

•

Average Grinding Work Index, Bond

15.5 kWh/t

•

Primary Grind, P80       microns

150 μm

•

Rougher Flotation Retention Time

30 min

•

Cleaner Tailing Leach Retention Time

24 h

•

Valley Fill Run-of-Mine Dump Leaching

75,000 t/d

In confirming the appropriateness of these criteria, AMEC reviewed the test data, assumptions, and principles applied to the sizing and selection of the major process equipment including crushing, grinding, flotation, solid-liquid separation, and gold leaching and recovery operations.

Process water and slurry released from the cyanidation processes will be treated by the well-established Inco/SO2 cyanide destruction process. The required sulfur dioxide ("SO2") will be generated with an elemental sulphur burner.

A substantial amount of comminution test work has been performed. AMEC considers this work to be adequate but with cautions that the use of small core for drop tests may have upwardly biased apparent grinding requirements.  Several grinding reviews were commissioned by Bema and are summarized in the report by MQes, May 2006. The report concludes that a two-line grinding plant is technically and economically feasible. AMEC also reviewed the analyses and concurs. However, in this regard, AMEC emphasizes the recommendation to conduct drop tests on larger core in order to further confirm this view.

AMEC also considers that a grind target of 80% passing 150 microns will provide adequate, and optimized, recoveries of gold and copper. This grind target is appropriate relative to present metal prices and the cost of energy, mill liners, and grinding media.

While the definition of the Cerro Casale Project continues to evolve, there is no new technical information that materially alters the validity of any previous work.  AMEC considers that the project criteria, processes, and design concepts are reasonable and reflect typical mineral processing plant design and application practices.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource and Mineral Reserve Statements

Mineral Resources and Mineral Reserves are supported by appropriate exploration data, metallurgical tests, mine designs, and production plans that have been developed with generally accepted methods. Capital costs are supported with mine, infrastructure, pipeline, port, water supply, and ancillary facilities designs at a feasibility study level. Processing facility designs for the original mill-only operation were prepared at feasibility level. Modifications for a combined heap leach and mill option include designs that are at a scoping to prefeasibility level. Operating costs are generally reasonable and supported by sufficient detail.

Mineral Resources and Mineral Reserve estimates comply with Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves (2000), CIM Definition Standards for Mineral Resources and Mineral Reserves (December 11, 2005) and Canadian National Instrument 43-101 of the Canadian Securities Administrators (December 30, 2005).

Mineral Resource Estimation Procedures

The mineral resource estimates in the 2000 Feasibility Study were calculated under the direction of Marc Jutras, P.Eng. of Placer Dome. The estimates, done in 1999, were made from 3-dimensional block models utilizing Placer Dome’s in-house mine planning software (OP). Cell size was 15 m east x 15 m north x 17 m high. Assays were composited into 2 m down-hole composites.

Based on field observations and initial review of the completed geologic models, PDTS concluded that the Cerro Casale gold model would be best represented by a combined lithologic-stockwork intensity model, whereas the copper model should be a combination of lithology-oxidation level-stockwork intensity parameters. AMEC concurs with this philosophy for development of geologic models or domains for use in grade interpolation at Cerro Casale.

PDTS chose a "semi-soft" philosophy to reflect the transitional nature commonly found between stockwork intensity domains of the same lithology. The Catalina Breccia, due to its distinctly higher grades, was treated as its own interpolation domain with hard boundaries to adjacent domains with respect to gold and copper. Also the oxide and mixed unit ("C01") contact was treated as a hard boundary with respect to copper. AMEC concurs with this philosophy.

Capping thresholds for extreme grades of copper and gold were determined using histograms, cumulative distribution frequency plots, and decile analysis. Generally, the distributions do not indicate a problem with extreme grades for copper nor gold (for most domains). Selected capping levels remove about 0.5% of metal. Notable exceptions are G03 (gold medium intensive intrusive domain) for gold, which lost 4% metal, and the high-grade Catalina Breccia domain in which 3% Au and 2% Cu metal were cut. The capped grades were applied to composited assays.

Modeling for gold and copper grades consisted of grade interpolation by ordinary kriging ("OK"). Only capped grades were interpolated. Nearest-neighbour ("NN") grades were also interpolated for validation purposes. The radii of the search ellipsoids were oriented to correspond to the variogram directions and second range distances. Block discretization was 3 x 3 x 3.

A two pass approach was instituted each for gold and copper grade interpolation. The first and main interpolation was set-up so that a single hole could place a grade estimate in a block sparsely drilled regions yet multiple holes would be used in areas of denser drilling. Blocks needed a minimum of 6 composites in order for a block to receive an estimated grade. Maximum composite limits were set to 20. Because usage of data from multiple drill holes was not forced during the interpolation runs, AMEC and Placer Dome checked the model in areas likely to be Measured (i.e., areas of higher density drilling). Almost all of these blocks used the maximum number of composites, which meant, that because of the search ellipsoids used, multiple holes must have been used.

A second pass, mimicking all parameters of the first, was run strictly for Inferred mineral resources and used 1.5 times the first pass search ellipse size.

Bulk density values were assigned into the resource model by means of the copper domains. The assigned values were: 2.40 (C01 domain), 2.65 (C02, C03, C04 and C05 domains), 2.58 (Catalina Breccia or C06 domain), and 2.61 (C15 or undefined domain). These values are supported by appropriate density measurements.

AMEC validated PDTS resource estimates using inspection of estimation run files, inspection of block grade sections and plans, cross validation using change of support, and inspection for local biases using nearest-neighbour estimates on spatial swaths through the deposit. These checks showed no biases or local artifacts due to the estimation procedures.

Resource Classification

The mineral resources of the Cerro Casale Project were classified into Measured, Indicated, and Inferred mineral resources by PDTS. Parameters were chosen based on the gold variogram models. Measured Mineral Resources were set by a search ellipse defined by the first ranges of the variogram; Indicated Mineral Resources used a search ellipse defined by the second variogram ranges; and Inferred Mineral Resources were set using a search ellipse that was 1.5 times the second ranges of the respective variogram models. Only blocks that contained interpolated gold values were used in the Inferred category.

Inspection of the model and drill hole data on plans and sections combined with spatial statistical work and validation results done by PDTS and reviewed by AMEC, support this classification scheme. AMEC recommends using multiple holes located within the respective search ellipses to estimate Measured and Indicated mineral resources, rather than the current indirect method. Nonetheless, AMEC finds that the Cerro Casale mineral resources were estimated and categorized using logic consistent with the CIM definitions referred to in National Instrument 43-101.

Mineral Reserves

Mineral Reserves are calculated using metal prices of $450/oz gold, $1.50/lb copper, a total processing cost of $6.29/t for mill ore and $2.30/t for heap leaching. Mill processing recovers copper and gold, whereas oxide ore heap leaching recovers gold only. AMEC notes that the copper price used is 20 to 36% higher than the long-term (ten-year) copper prices used for reserves by AMEC and most metal price forecasters. If a long-term copper price of $1.50/lb is not achieved this could materially impact the project.

Mill ore economic cutoff grades vary to suit the different ore types and their related recoveries. Gold economic cutoff grades range from 0.52 to 0.70 g/t. Copper economic cutoff grades range from 0.22 to 0.23% copper.

Heap leach oxide economic cutoff grade is 0.25 g/t gold with only soluble copper grades less than or equal to 0.10 % copper considered as heap leach feed.

1

Mineral Reserves (MQes, 24 June 2006)

Mineral Reserve Category	Tonnage (Mt)	Grades		Contained Metal
		Gold (g/t)	Copper (%)	Gold (K oz)	Copper (M lb)
Proven	205	0.71	0.24	4,706	1,099
Probable	830	0.68	0.26	18,228	4,706
Proven + Probable	1,035	0.69	0.25	22,934	5,805

Notes:  1. $450/oz gold and $1.50/lb copper prices used.  2. Metallurgical recovery equations are noted in Table 16-3 of the AMEC Report.  3. The life-of-mine waste-to-ore strip ratio is 2.9:1.
4. Summation errors are due to rounding.

This reserve has a life-of-mine waste-to-ore strip ratio of 2.9:1.

Mine designs and production planning is suitable to support reserve estimates and are compliant with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves (2000), CIM Definition Standards for Mineral Resource and Mineral Reserves (2005) and Canadian National Instrument 43-101 (2005) of the Canadian Securities Administrators. Sensitivities to variations in metal prices, operating costs and capital costs have been assessed in economic analyses.

Mineral Resources

The Cerro Casale Mineral Resources include material within an optimistic ultimate pit shell, which was developed by MQes using a Lerchs-Grossman algorithm and the following parameters:

•

Gold price – $550/oz

•

Copper prices – $1.75/lb

•

Mining cost – $0.80/t mined

•

Stockpile re-handling cost – $0.29/t re-handled

•

Processing cost – $3.31/t milled

•

Heap leach cost – $1.85/t leached

•

G&A cost – $0.47/t milled

The current Mineral Resources for Cerro Casale are summarized in the table below. Mineral resources are exclusive of mineral reserves. The current mineral resource estimate is compliant with Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Standards on Mineral Resources and Reserves (2000), CIM Definition Standards for Mineral Resources and Mineral Reserves (2005) and Canadian National Instrument 43-101.

Cerro Casale Mineral Resources (MQes, 24 June 2006)

Mineral Resource Category	Tonnage (Mt)	Grades	Contained Metal
		Gold (g/t)	Copper (%)	Gold (K oz)	Copper (M lb)
Measured	34	0.40	0.22	436	164
Indicated	347	0.40	0.24	4,460	1,835
Measured + Indicated	381	0.40	0.24	4,896	1,999
Inferred	301	0.35	0.25	3,385	1,657

Notes:  1. Mineral Resources are defined with a Lerchs-Grossman pit design based on metal prices of $550/oz Au and $1.75/lb Cu, and average G&A costs of $0.47/t milled, mining costs of $0.80/t mined, stockpile re-handling costs of $0.29/t re-handled, heap leach costs of $1.85/t leached, and plant operating costs of $3.31/t milled.  2. Mineral Resources are exclusive of Mineral Reserves.
3. Summation errors are due to rounding.

Mining Designs and Production Plans

Mining of the Cerro Casale deposit will be conducted by conventional open pit methods. The mine plan features mining and processing of 117.8 mts of oxide ore by heap leaching for gold, 917.6 mts of sulphide ore by milling for gold and copper, and 3,005 mts of waste. The mine life is comprised of 2 pre-production years and 17 production years. Oxide ore is processed at approximately 75,000 t/d and sulphide ore is milled at approximately 150,000 t/d. The ultimate pit will measure over 2,600 m from rim to rim and the highwall will have a vertical extent of over 1,200 m, ranking the proposed final pit wall among the worlds highest.

The primary crusher is located 500 m south of the ultimate pit limit. Waste dumps and low-grade stockpiles are located within 500 m of the pit entrance. The Río Nevado valley is used to store waste rock. The northern edge of the waste rock dump forms the buttress for the tailings dam. The dumps and stockpiles are built from the 4,087 m pit entrance elevation from the onset of mining.

Mine plans were developed using Howard Steidtmann’s proprietary ‘Pit Optimization Package’ or ‘POP!’ software. AMEC considers this mine planning software to be robust, accepted by the mining industry, and appropriate for assessing the mining potential of the Cerro Casale deposit. AMEC checked the MQes results for both raw cone generation and scheduling within the ultimate pit and phases using NPV Scheduler, and obtained similar reserve estimates and production schedules.

Block values are calculated using costs and recoveries outlined elsewhere in this report.

Stockpiling of low grade sulphide material is used as an optimization strategy allowing higher grade mill feed to be processed earlier in the mine life. Mill ore entering the stockpile must also cover a re-handle cost of $0.294/t or it will not be stockpiled.

AMEC has valued blocks in NPV scheduler and produced a cone giving similar oxide, mill, and waste tons as reported by MQes. AMEC is confident that the blocks have been valued using the economic parameters supplied by MQes and presented in this report.

Only Measured and Indicated Resources are treated as ore. Inferred Resources are treated as waste in the
Profit Model.

AMEC reviewed the economic modelling methodology and parameters applied. They are considered to meet standard practices and appropriate for this deposit. A spreadsheet model was built to replicate the Profit Model calculation and used to check selected block values from different process groups and spatial areas within the ultimate pit. The spreadsheet calculated values corroborated the Profit Model values.

Operating Costs

Unit operating costs, updated in June 2006 are shown in the following table.

1

Unit Operating Costs

Area	Cost ($/t)
Mining	0.80	/t ore treated (oxide, mixed & sulphide)
Mining	0.29	/t stockpile re-handled
Heap Leaching	1.85	/t ore leached (oxide)
Milling	3.31	/t ore milled (mixed and sulphide)
General & Administrative	0.47	/t ore treated (oxide, mixed & sulphide)
Offsite Costs (concentrate)	1.89	/t ore milled (mixed & sulphide)
Total	3.12	/t leached
Total	6.47	/t milled
Total	6.76	/t re-handled and milled

Notes:  1. Life of mine averages.  2. Unit costs exclude waste mining costs.  3. Total re-handle and mill cost of $6.76 applies to only the stockpiled tonnes.

Mine Operating Costs

The open pit operating costs have been estimated on a yearly basis by determining major and support equipment requirements, including supplies, consumables, and manpower requirements. Cost information was derived from manufacturer’s information and extrapolated from existing Placer Dome operations in 2000.

Two key areas of concern in the mine operating costs were fuel and tire costs.

AMEC investigated the tire costs and found that the prices used in the cost model are equivalent to the mean of two recent quotations solicited for similar projects, and are therefore reasonable.

The fuel price in the MQes economic model is $0.50/l, which is lower than the long term prices expected for a remote job site. However, given the uncertainty in long term fuel prices, AMEC recommends evaluating sensitivity to fuel price.

Processing Plant and Heap Operating Costs

Processing costs include:

•

primary crushing and coarse ore conveying

•

concentrator and thickening for tailings

•

concentrate pipeline

•

concentrate filtration and load out

•

leach, elution and gold refining

•

water supply systems, water reclaim and tailings

•

camp and road maintenance, water wells

Labour and consumable costs were revised in the June 2006 appraisals by MQes. The overall processing costs were revised to $3.31/t ore processed. Heap costs are estimated to be $1.85/t leached.

AMEC believes the processing cost estimates underestimate costs associated with maintenance spares and overestimate costs for grinding media and liners, but the resulting changes are offsetting.

General and Administrative

General and administrative ("G&A") operating costs include personnel, accounting, warehousing, transport of employees, human resources, insurance, and head-office allocations. Cerro Casale G&A cost estimates are reasonable.

Capital Costs

Total project capital costs are displayed in the following table.

Total Project Capital Costs (MQes, 2006)

Area	Cost ($ million)
Pre-stripping	0.0
Power Line	35.7
Heap Leach	90.1
Mine Fleet	500.3
Process Plant & Water System	1,581.0
Mine Closure	16.0
Total	2,223.1

The capital cost estimate is comprised of approximately $1,961 million (including a 10.4% contingency) in pre-production capital and $263 million in sustaining capital.

AMEC reviewed capital costs for mine facilities and infrastructure using current spreadsheets, and process flowsheets and drawings from previous studies. Civil, concrete, steel, and piping drawings were not available. AMEC reviewed the estimating methods used by MQes, and compared the totals against the 2005 cost estimate and similar projects. Emphasis was given to major capital items and unit prices for each.

Direct Costs

Direct costs include civil works in the pre-production stage, mine equipment, pre-production stripping, and construction of mine, process, camp, administration facilities, and general infrastructure. In AMEC’s opinion, the direct costs are underestimated by a total of $96.3 million. The bulk of this underestimate is associated with MQes’s estimated costs for installed concrete, structural steel, concentrate pipeline, and electrical equipment.

Indirect Costs

Indirect costs such as engineering, procurement, construction and management ("EPCM") services, construction camp, road maintenance, property acquisition, metallurgical testing, insurance, vendor representatives, freight, assay lab spares, spare parts, import duties, owner’s costs, and commissioning are, in AMEC’s opinion, reasonable. However, AMEC recommends reducing construction equipment rental costs by $2.0 million to account for what appears to be a minor overestimate.

The capital cost estimate is comprised of a combination of scaled and escalated cost estimates from previous studies, some dating back to 1997. AMEC believes the contingency should be increased by $83.5 million to a total of approximately 15% of the total construction cost to account for expenditures will be incurred as the mine and plant are designed and detailed cost estimates are prepared.

In AMEC’s opinion, the indirect costs are underestimated by a total of $81.5 million.

Economic Analysis

Economic analysis of the Cerro Casale Project is based upon a discounted cash flow analysis on a pre-tax basis, using Proven and Probable Mineral Reserves and annual production plans as developed by MQes in 2006. Projections for annual revenues and costs are based on data developed for the mine, process plant, capital expenditures and operating costs.

The MQes discounted cash flow analysis indicates that the project offers a positive return. Payback period is 4.9 years. Lifeof-mine is 17 years.

The model does not include an allocation for working capital, however, when the economic model is adjusted to include standard estimates for working capital and the other cost increases identified by AMEC the internal rate of return remains positive.

As with many projects of this type, the Cerro Casale Project is most sensitive to changes in metal price and rather less so to changes in operating cost and capital expenditures.

In AMEC’s opinion, the level of detail used in the economic analysis is appropriate for a feasibility study.

RISK FACTORS

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the mineral reserves and mineral resources described herein do not have demonstrated economic viability.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Company has relied and may continue to rely upon consultants for development and operating expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Interests

Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized on a units of production basis over the estimated mineral reserves. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are capitalized as they are incurred until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

Metal Prices

Factors beyond the control of the Company may affect the price and marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted. However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should impact materially on the price of the Company’s shares.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral resource figures included herein have been carefully prepared by Arizona Star, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Currency Fluctuation and Foreign Exchange Controls

The Company's operations in countries other than Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company's currency fluctuation exposure is primarily to the U.S. dollar as all material commitments are in Canadian or U.S. dollars. In addition, the Company is or may become subject to foreign exchange restrictions, which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.

Competition

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests, and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk

The Company’s most important asset is located in Chile and mineral exploration and mining activities may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an "Environmental Permit" before commencing construction or production.

CMC has obtained formal approval of an "Environmental Permit" for the Cerro Casale Project. The EIS for Cerro Casale was approved by Chilean regulatory authorities in February 2002. In addition, CMC has secured water rights for the Cerro Casale Project. Additional permits will be required to commence construction of a mine at Cerro Casale but regulatory requirements will primarily key off the EIS, as obtained.

Mining activities in Chile are regulated by the Mining Code and Decree Law 72 ("Decree"), which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This Decree defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

Foreign Operations

The Company presently has interests in certain properties located in Chile. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of Chile and Canada affecting foreign trade, investment and taxation.

Conflicts of Interest

See "Conflicts of Interest" below.

1

Limited Operating History: Losses

The Company to date has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in most years of its operations. All activities have been of an exploration and development nature. There can be no assurance that the Company will generate profits in the future.

DIVIDENDS

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its Common Shares.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue 100,000,000 Common Shares without par value of which, at September 1, 2006, 41,675,937 Common Shares were issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's Common Shares are listed for trading through the facilities of the TSX-V under the symbol "AZS". During the past 16 months, the Company's Common Shares traded on the TSX-V as follows:

1

Month	Volume	High	Low
August 2006	353,800	$13.09	$11.36
July 2006	377,100	$13.39	$12.25
June 2006	744,300	$13.25	$11.00
May 2006	1,255,000	$14.29	$12.25
April 2006	4,231,500	$13.15	$9.75
March 2006	2,904,100	$10.79	$9.10
February 2006	8,155	$10.11	$8.25
January 2006	13,071	$9.85	$6.53
December 2005	843,600	$7.12	$6.02
November 2005	1,001,800	$6.81	$5.00
October 2005	44,649	$5.35	$4.00
September 2005	1,859,700	$5.10	$3.00
August 2005	5,868	$5.60	$4.84
July 2005	2,405,400	$5.15	$3.65
June 2005	958,900	$4.80	$4.55
May 2005	958,900	$5.80	$4.55

DIRECTORS AND OFFICERS

The By-Laws of the Company provide for the election and retirement of directors. At each annual general meeting, all of the directors retire and the Company elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Company’s Articles. If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. The Company has a three member audit committee.

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company, their principal occupations for the past five years, and their current share holdings in the Company are as follows:

1

1

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled
James S. Anthony (1)(2)(3)(4)(5) Toronto, Ontario, Canada Chairman of the Board	Chairman, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	Nil
Thomas C. Dawson Toronto, Ontario, Canada Director, CFO, Corporate Secretary	Corporate Director	Since December 2004	2,000
Rudi P. Fronk(1)(2)(3)(4)(5) Toronto, Ontario, Canada Director	President and CEO, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	5,000
Paul A. Parisotto Oakville, Ontario, Canada Director, President and CEO	President, Coniston Investment Corp., an investment banking company since 1999	Since December 2004	Nil
Christopher J. Reynolds(1) Oakville, Ontario, Canada Director	Senior Vice President, SouthernEra Diamonds Inc., a publicly traded diamond company since 1987 he has been SVP since about 2004	Since May 2006	Nil
T. James Smolik (3)(4) Blaine, Washington, U.S.A. Director	President, TJS Mining-Met Services, Inc., a private company consulting in mine operations, engineering and construction since 2002	Since November 2005	Nil

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance Committee

(4)

Member of the Nominating Committee

(5)

Member of the Special Committee of Independent Directors

As of August 31, 2006, the directors and executive officers of the Company, as a group, hold 7,000 common shares of the Company. Each director holds office until the next general meeting of the Company at which directors are elected.

Other than as disclosed herein, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity:

a.

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c.

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Audit Committee

Audit Committee Charter

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

Each of the members of the Company's Audit Committee is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Christopher J. Reynolds (Chairman of the Audit Committee) - Mr. Reynolds is currently the Senior Vice President, CFO and Secretary of SouthernEra Diamonds Inc.  He has 18 years of mineral industry and public accounting experience, with SouthernEra, TVX Gold Inc., Inmet Mining Corporation and Price Waterhouse (now PriceWaterhouseCoopers). Mr. Reynolds became a Certified General Accountant in 1994 and received a B.A. (Economics) from McGill University in 1987.

James S. Anthony – Mr. Anthony currently serves a Chairman of Seabridge Gold Inc., a publicly traded company listed on the TSX-V and AMEX. Mr. Anthony is a financier and corporate strategist specializing in growth companies. He served as a senior policy advisor to a number of cabinet ministers and a premier before establishing a corporate strategy consultancy where he advised a number of major corporations on their positioning within their political and financial environments. Mr. Anthony served as Chairman of the Board of Greenstone Resources Ltd. until 1998.

Rudi P. Fronk  – Mr. Fronk is currently President and CEO of Seabridge Gold Inc. Mr. Fronk has over 20 years’ experience in the gold business, primarily as a senior officer and director of publicly traded companies. Prior to Seabridge, Mr. Fronk held senior management positions with Greenstone Resources, Columbia Resources, Behre Dolbear & Company, Riverside Associates, Phibro-Salomon, Amax and DRX. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work, which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (by Category)

The aggregate fees billed or billable by the Company's external auditors in the last two fiscal years for audit and non-audit services are as follows:

	2006	2005
Audit Fees (including initial 40-F filing and 2006 audit)	$83,275	$23,525
Tax Fees	13,110	8,000
Total	$93,385	$31,525

(1)

The aggregate audit fees billed or billable.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading "Audit Fees".

(3)

The aggregate fees billed or billable for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Company may pursue, the directors of the Company may have a conflict of interest respecting such pursuits. Under the corporate laws applicable to the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia.

INTERESTS OF EXPERTS

Names of Experts

The following are the names of all the persons who have prepared or certified for the Company a statement, report or valuation described or included in the disclosure documents filed by the Company during or relating to the Company’s most recently completed financial year or during the period thereafter to the date of this Annual Information Form, including this Annual Information Form.

AMEC E&C Services, Inc. – In respect of the report entitled "Cerro Casale Project, Chile: Technical Report and Qualified Persons Review" dated August 22, 2006 which was prepared by Larry B. Smith, P.Geo C.P.Geo (Licensed Professional Geologist PG-324 in the State of Wyoming; Fellow and Chartered Professional Geologist in the Australasian Institute of Mining and Metallurgy #20930; and Certified Professional Geologist with the American Institute of Professional Geologists CPG-10313).

PricewaterhouseCoopers LLP – At Suite 3000, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario, are the auditors for the Company. PricewaterhouseCoopers LLP certified the Auditors’ Report on the Annual Financial Statements of the Company for the year ended April 30, 2006.

Interest of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts" has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person. The Company’s auditors are PricewaterhouseCoopers, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario.  PricewaterhouseCoopers LLP have prepared an independent auditors’ report dated in respect of the Company’s financial statements as at April 30, 2006 and 2005 and for the three year period ended April 30, 2006.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Company in respect of the Company's properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the Company's most recent completed financial year.

1

Schedule “A” to Annual Information Form for the year ended April 30, 2006

ARIZONA STAR RESOURCE CORP.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Arizona Star Resource Corp. (the “Company”).

1.0

PURPOSE

The purpose of the audit committee (the “Committee”) is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and
(c) be responsible for external and internal audit processes.

2.0

COMPOSITION AND MEMBERSHIP

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of the Company. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which the Company’s securities are listed, including Multilateral Instrument 52-110 – Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee. The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0

MEETINGS

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company, or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfil its duties.

4.0

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee are as follows:

4.1

Financial Reporting and Disclosure

a)

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

b)

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

c)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

d)

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

4.2

Internal Controls and Audit

a)

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

b)

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

c)

Periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations.

d)

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

e)

Review annually insurance programs relating to the Company and its investments.

4.3

External Audit

a)

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

b)

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

c)

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

d)

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

e)

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

f)

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

g)

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4

Associated Responsibilities

a)

Establish, monitor and periodically review a whistleblower policy and associated procedures for:

i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

ii)

the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

iii)

any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Arizona Star’s Code of Business Conduct & Ethics.

b)

Review and approve the Company’s hiring policies regarding employees, partners and former employees and partners of the present and former external auditor of the Company.

4.5

Non-Audit Services

a)

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

b)

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

4.6

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.0

REPORTING

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

6.0

ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding the Company and all directors, officers and employees will be directed to cooperate as requested by members of the Committee. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

7.0

REVIEW OF CHARTER

The Committee will review and assess, on an annual basis, the adequacy of this Charter and recommend any proposed changes to the Board for approval.

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